As filed with the Securities and Exchange Commission on October 18, 1996

                                                Registration No. 333-


                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                   FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                             WORLD AIRWAYS, INC.
            (Exact name of registrant as specified in its charter)

    DELAWARE             13873 Park Center Road, Suite 490      94-1358276
(State or other juris-      Herndon, Virginia 20171          (I.R.S. Employer
diction of incorpo-             (703) 834-9200             Identification No.)
ration or organization     (Address, including zip
                         code, and telephone number,
                           including area code, of
                   registrant's principal executive offices)

                              Charles W. Pollard
                                  President
                              World Airways, Inc.
                   Washington Dulles International Airport
                      13873 Park Center Road, Suite 490
                          Herndon, Virginia 20171
                             (703) 834-9200
               (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

                               David M. Carter
                              Hunton & Williams
                         Riverfront Plaza - East Tower
                             951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                (804) 788-8200

                   Approximate date of commencement of the
                proposed sale of the securities to the public:
   As soon as practicable after the Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. __
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. X
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __ _______________
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __ _______________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. __


                       Calculation of Registration Fee

Title of Each Class              Proposed Maximum  Proposed Maximum  Amount of
of Securities       Amount to be   Offering Price      Aggregate     Registra-
to be Registered    Registered     Per Share(1)     Offering Price   tion Fee

Shares of Common
Stock, par value,
$.001 per share. . .194,149 shares      $9.50           $1,844,416     $559.00

(1)Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) on the basis of $9.50 per share, which was the average of the high and low prices of the Common Stock as quoted on the Nasdaq National Market on October 16, 1996.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                SUBJECT TO COMPLETION, DATED OCTOBER 18, 1996



                             P R O S P E C T U S


                                194,149 Shares

                              World Airways, Inc.

                                Common Stock




                   This Prospectus covers up to 194,149 shares (the "Shares") of common stock (the "Common Stock") of World Airways, Inc., a Delaware corporation (the "Company" or "World Airways"). All of the Shares being registered are owned by the World Airways, Inc. Employee Savings and Stock Ownership Plan (the "Selling Stockholder"). The Shares are being registered in connection with the possible resale of those shares by Scott & Stringfellow, Inc. (the "Pledge Holder") as pledge holder of the Shares under a loan to the Selling Stockholder. Registration of the Shares enables the Pledge Holder to sell publicly all or a portion of the Shares. Resales of the Shares may, from time to time, be made on the Nasdaq National Market (the "Nasdaq"), or other stock exchanges, in privately negotiated transactions or otherwise. The Selling Stockholder has advised the Company that it has no present intention to sell any of the Shares and is restricted from doing so as long as the Shares are pledged as collateral. See "Selling Stockholder."

                   The Selling Stockholder will receive any proceeds received by the Pledge Holder from the sale of the Shares offered hereby in excess of the loan amount. The Shares only become available for sale by the Pledge Holder (or a subsequent pledgee) pursuant to this registration statement upon an event of default under that certain customer agreement, as amended (the "Customer Agreement"), dated January 11, 1995 between the WorldCorp Employee Savings and Stock Ownership Trust and Scott & Stringfellow, Inc. See "Pledge Holder." The Company believes that if the Pledge Holder were to foreclose its security interest in the Shares, it would sell the Shares, from time to time, either through a standard underwriting agreement, or in transactions involving broker-dealers who might act as agent and/or acquire Shares as principal.

                   The Common Stock is listed on the Nasdaq under the trading symbol "WLDA." The reported closing price on the Nasdaq on October 17, 1996 was $9.13 per share.

                   See "Risk Factors" on Page 4 for a discussion of certain risk factors that should be considered in connection with an investment in the Common Stock offered hereby.


   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                       ADEQUACY OF THIS PROSPECTUS.  ANY
                        REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.


               The date of this Prospectus is October __, 1996.

                            AVAILABLE INFORMATION

         The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web Site on the Internet that contains reports, proxy and information statements and other information regarding the Company. The Commission's Web Site address is http://www.sec.gov.

         The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the securities offered hereby. For further information with respect to the Company and the Shares, reference is hereby made to such Registration Statement. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents are hereby incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996 and June 30, 1996, all filed pursuant to Section 13 or 15(d) of the Exchange Act. All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this Prospectus, other than certain exhibits to such documents. Requests for such copies should be directed to Michael E. Savage, Vice President and Chief Financial Officer, at World Airways, Inc., 13873 Park Center Road, Suite 490, Herndon, Virginia 20171 (telephone: (703) 834-9200).

                              PROSPECTUS SUMMARY

                                 The Company

        World Airways was organized in 1948 and became a wholly owned subsidiary of WorldCorp, Inc. ("WorldCorp"), a Delaware corporation, in a holding company reorganization in 1987. In February 1994, pursuant to an October 1993 agreement, WorldCorp sold 24.9% of its ownership in World Airways to MHS Berhad ("MHS"), a Malaysian aviation company. Effective December 31, 1994, WorldCorp increased its ownership in World Airways to 80.1% through the purchase of 5% of World Airways common stock held by MHS. In October 1995, World Airways completed an initial public offering in which 2,000,000 shares of its common stock were issued and sold by World Airways and 900,000 shares were sold by WorldCorp. As of October 14, 1996, WorldCorp and MHS owned approximately 59.4% and 17.1%, respectively, of the outstanding common stock of World Airways. The balance is publicly-traded.

        World Airways earns revenue primarily in three distinct markets within the air transportation industry: passenger and cargo services to major international air carriers; passenger and cargo services, on a fixed and ad hoc basis, to the U.S. Government; and international tour operators in leisure passenger markets.

        In May 1996, World Airways commenced scheduled charter operations between the United States and Germany, Switzerland, Ireland and the United Kingdom. For its scheduled service operations, World Airways commenced service between Tel Aviv and New York in July 1995 and commenced service between the U.S. and South Africa in June 1996. However, World Airways was unable to operate these markets profitably. Based on disappointing results from its scheduled charter operations and scheduled service operations and a decision to refocus World Airways' strategic direction on its core business, World Airways announced in July 1996 its decision to exit its scheduled charter operations and scheduled service operations by October 1996. World Airways will focus on operating aircraft under contracts with international carriers, the U.S. Government, and international tour operators.

        World Airways is a contract air carrier that generally charges customers based on a block hour basis rather than a per seat or per pound basis. A "block hour" is defined as the elapsed time computed from the moment the aircraft moves at its point of origin to the time it comes to rest at its destination. Fluctuations in flight revenues are not necessarily indicative of true growth because of shifts in the mix between full service contracts and basic contracts. Under the terms of full service contracts, World Airways is responsible for all costs associated with operating these contracts and receives a higher rate per hour. Under the terms of basic contracts, World Airways provides only certain services associated with the contract including aircraft, crews, insurance, and maintenance ("Basic Contracts"). World Airways typically charges a lower rate per hour for Basic Contracts since the customer is responsible for other operating costs. For this reason, it is important to measure pure growth through block hours flown rather than actual revenues earned. Typically, U.S. military contracts are full service contracts where the rate paid is set annually and consists of all flying costs, including fuel and ground handling of the aircraft and cargo. World Airways currently operates nine wide-body MD-11 and six DC10-30 aircraft in long-range international markets.

        The Company's principal executive offices are located at 13873 Park Center Road, Suite 490, Herndon, Virginia 20171 and its telephone number is
(703) 834-9200.

                                 Risk Factors

        See "Risk Factors" for a discussion of certain risk factors that should be considered in connection with an investment in the Common Stock offered hereby.

                                 RISK FACTORS

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

         The Private Securities Litigation Reform Act of 1995 (the "Act") was recently passed by Congress. World Airways desires to take advantage of the new "safe harbor" provisions of the Act. Therefore, World Airways wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, World Airways' actual results and could cause World Airways' actual results for 1996 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, World Airways.

Customers

         World Airways' business relies heavily on its contracts with Malaysian Airline System Berhad ("Malaysian Airlines"), P.T. Garuda Indonesia ("Garuda") and the U.S. Air Force's Air Mobility Command (the "U.S. Air Force"). These customers provided approximately 39%, 10%, and 20%, respectively, of World Airways' revenues and 46%, 10%, and 13%, respectively, of the total block hours during 1995. For the first six months of 1996, these customers provided approximately 35%, 23% and 17%, respectively, of World Airways' revenues and 43%, 25%, and 11%, respectively, of total block hours. The loss of any of these contracts or a substantial reduction in business from any of these key customers, if not replaced, would have a material adverse effect on World Airways' financial condition and results of operations.

         World Airways has provided service to Malaysian Airlines since 1981, providing wet lease services for Malaysian Airlines' scheduled passenger and cargo operations as well as transporting passengers for the annual Hadj pilgrimage. In 1996, World Airways provided three aircraft for Hadj operations. The current five-year Hadj contract with Malaysian Airlines expired after the 1996 Hadj. The Company is currently in negotiations with Malaysian Airlines regarding future Hadj operations.

         As a means of improving aircraft utilization, the Company entered into a series of multi-year contracts, with expiration dates running from 1997 through 2000, to provide basic services to Malaysian Airlines. One contract provides for the Company's operation of three MD-11 freighter aircraft for a five-year period for a combined guaranteed minimum of 1,200 hours per month (except when an aircraft is in scheduled maintenance). The lease for one of the aircraft commenced in June 1994, and the leases for the other two aircraft commenced in June and July 1995. A second contract provides for each of two of the Company's MD-11 passenger aircraft to operate a guaranteed minimum of 320 hours per month from October 1994 through March 1997. For 1995 and the first six months of 1996, 29% and 25%, respectively, of the Company's revenues and 37% and 36%, respectively, of the Company's block hours flown resulted from these new multi-year contracts with Malaysian Airlines.

         Recently the Company announced that it had reached a new agreement with Malaysian Airlines whereby the Company will provide two aircraft with cockpit crews, maintenance and insurance to Malaysian Airlines' newly formed passenger charter division through May 1999.

         The Company has provided international air transportation to the U.S. Air Force since 1956. As compensation for pledges of aircraft to the Civil Reserve Air Fleet ("CRAF") for use in times of national emergency, the U.S. Air Force awards contracts to CRAF participants for peacetime transportation of personnel and cargo. The U.S. Air Force awards contracts to air carriers acting alone or through teaming arrangements in proportion to the number and type of aircraft that the carriers make available to CRAF. As a result of the Company's increasingly effective use of teaming arrangements, the Company's fixed awards have grown in recent years and the Company has one of the largest U.S. Air Force fixed award under the CRAF program for the U.S.

Government's 1996-97 fiscal year. The current annual contract commenced on October 1, 1996 and expires on September 30, 1997. These contracts provide for a fixed level of scheduled business from the U.S. Air Force with opportunities for additional short-term expansion business on an ad hoc basis as needs arise. The Company's fixed award for the current contract is $54.6 million compared to the $55.4 million fixed award for the prior contract. Due to the utilization of a significant number of the Company's aircraft under multi-year contracts and other contractual commitments, it is unlikely that the Company will be able to accept all of the available expansion business. Although overall Defense Department spending is being reduced, the level of U.S. Air Force contract awards has remained relatively constant in recent years. World Airways, however, cannot determine how future cuts in military spending may affect future operations with the U.S. Air Force.

         World Airways has provided wet lease services to Garuda since 1973 (operating under an annual Hadj contract since 1988). The Company operated five aircraft in the 1995 Garuda Hadj and seven aircraft in the 1996 Hadj.

         In addition to these customers, the Company recently entered into an agreement with Philippine Airlines, Inc. ("Philippine Airlines") to provide four MD-11 aircraft under year-round wet lease contracts. The first two aircraft began flying for Philippine Airlines in June and July 1996, with the remaining two aircraft scheduled to commence operations in October 1996. Under the agreement, each aircraft will operate for an 18-month term. In addition, Philippine Airlines has an option for the Company to operate a DC10-30 cargo aircraft beginning late in 1996.

         As a result of these and other contracts, the Company had an overall contract backlog at June 30, 1996, of $532.6 million. The Company's backlog for each contract is determined by multiplying the minimum number of block hours guaranteed under the applicable contract by the specified hourly rate under such contract. Approximately 52% of the backlog (including substantially all of the backlog beginning in 1997) relates to the multi- year contracts with Malaysian Airlines. The loss of any of these contracts or a substantial reduction in business from any of these key customers, if not replaced, would have a material adverse effect on the Company's financial condition and results of operations.

Competition

         The air transportation industry is highly competitive and susceptible to price discounting. Certain of the passenger and cargo air carriers against which World Airways competes possess substantially greater financial resources and more extensive facilities and equipment than those which are now, or will in the foreseeable future become, available to World Airways.

         World Airways' ability to provide service in certain foreign markets in the future may depend in part on the willingness of the U.S. Department of Transportation to allocate limited traffic rights to World Airways rather than to competing U.S. airlines, including major scheduled passenger carriers capable of carrying greater passenger traffic, and the approval of the applicable foreign regulators. There can be no assurance that World Airways will be able to obtain the traffic rights it seeks in expanding its business.

         The allocation of military air transportation contracts by the U.S. Air Force is based upon the number and type of aircraft a carrier, alone or through a teaming arrangement, makes available for use in times of national emergencies. The formation of competing teaming arrangements that have larger partners than those sponsored by World Airways, an increase by other air carriers in their commitment of aircraft to the emergency program, or the withdrawal of World Airways' current partners, could adversely affect the size of the U.S. Air Force contracts, if any, which are awarded to World Airways in future years.

         World Airways believes that the most important bases for competition in the air cargo business are the payload and cubic capacities of the aircraft, and the price, flexibility, quality and reliability of the cargo transportation service. Competitors in the cargo market include all-cargo carriers, such as Atlas Air, Inc. and Polar Air Cargo, and scheduled and non-scheduled passenger carriers which have substantial belly capacity.

Cyclical Nature of Air Carrier Business

         World Airways operates in a challenging business environment. The air transportation industry is highly sensitive to general economic conditions. Since a substantial portion of passenger airline travel (both business and personal) is discretionary, the industry tends to experience severe adverse financial results during general economic downturns. The airline industry may also be adversely affected by unexpected global political developments. The financial results of air cargo carriers are also adversely affected by general economic downturns due to the reduced demand for air cargo transportation. In 1993 and 1994, the combination of a generally weak global economy and the depressed state of the air transportation industry adversely affected World Airways' operating performance. Although World Airways has experienced a growth in demand, such that World Airways has increased block hours flown by 42% in the first six months of 1996 over the comparable 1995 period and by 41% in 1995 over 1994, there can be no assurance that this growth will continue.

Seasonality

         Historically, World Airways' business has been significantly affected by seasonal factors. During the first quarter, World Airways typically experiences lower levels of utilization and yields as demand for passenger and cargo services is lower relative to other times of the year. World Airways experiences higher levels of utilization in the second quarter, principally due to peak demand for commercial passenger services associated with the annual Hadj pilgrimage. During 1996, World Airways' flight operations associated with the Hadj pilgrimage occurred from March 22 to June 1. Because the Hadj occurs approximately 10 to 12 days earlier each year, revenues resulting from future Hadj contracts will begin to shift from the second quarter to the first quarter over the next several years. Fourth quarter utilization depends primarily on the demand for air cargo services in connection with the shipment of merchandise in advance of the U.S. holiday season.

         As discussed above, the Company announced its decision to exit scheduled service operations by October 1996 to focus on its core business: operating aircraft under contracts with international carriers, the U.S. Government, and international tour operators. World Airways believes that its contracts with Malaysian Airlines, Philippine Airlines and the U.S. Air Force should lessen the effect of these seasonal factors.

Operating Losses

         While World Airways was profitable each year from 1987 through 1992 and in 1995, it sustained operating losses in 1993 and 1994 of $7.3 million and $5.2 million, respectively, and net losses of $9.0 million in each of these two years. During the first six months of 1996, the Company reported a net loss of $21.9 million, which resulted from operating losses incurred in the Company's scheduled service operations and the related estimated loss on disposal. Earnings from continuing operations were $10.8 million for the first six months ended June 30, 1996. While the Company expects its continuing operations to remain profitable, there can be no assurance that the Company will be able to maintain this profitability for the remainder of 1996 and future years.

Discontinued Operations

         Based on disappointing results from its scheduled service operations and a decision to refocus its strategic direction on its core business, World Airways announced in July 1996 its decision to exit its scheduled service operations by October 1996. This decision resulted in a loss of approximately $28.5 million (net of income tax effect) which was recognized in the second quarter of 1996. This amount includes a loss from discontinued operations (net of tax effect) of approximately $7.5 million relating to second quarter operations and a $21.0 million charge (net of income tax effect) which includes the following: estimated operating losses during the phase-out period; lease costs on unutilized aircraft; passenger reprotection expenses; and the writeoff of certain leasehold improvements. As a result of this decision, World Airways will reduce its fixed overhead costs, primarily through the elimination of costs related to discontinued operations. World Airways expects to meet all cash requirements of this phase-out period during the third and fourth quarters of 1996 and expects to satisfy these obligations with income generated from its continuing operations and financings consummated to date.

Liquidity and Capital Resources

         The Company's cash and cash equivalents at June 30, 1996 and December 31, 1995 were $18.9 million and $25.3 million, respectively. At June 30, 1996 the Company's current assets were $61.8 million and current liabilities were $98.2 million. The Company believes that the combination of the financings consummated to date, income from continuing operations and additional financings will be sufficient to allow the Company to meet its cash requirements related to the phase-out of its discontinued operations and the operating and capital requirements for its continuing operations for at least the next 12 months.

Maintenance

         World Airways outsources major airframe maintenance and power plant work to several suppliers. World Airways has a 10-year contract ending in August 2003 with United Technologies Corporation's Pratt & Whitney Group for all off-wing maintenance on the PW 4462 engines that power its MD-11 aircraft. Under this contract, the manufacturer agreed to provide such maintenance services at a cost not to exceed a specified rate per hour during the term of the contract. The specified rate per hour is subject to annual escalation, and increases substantially in 1998. Accordingly, while World Airways believes the terms of this agreement will result in lower engine maintenance costs than it otherwise would incur during the first five years of the agreement, these costs will increase substantially during the last seven years of the agreement.

         World Airways' maintenance costs associated with the MD-11 aircraft and PW 4462 engines have been significantly reduced due in part to manufacturer guarantees and warranties, which guarantees and warranties began to expire in 1995 and will fully expire by 1998. Therefore, World Airways expects that maintenance expenses will increase as these guarantees and warranties expire.

Aviation Fuel

         The air transportation industry in general is affected by the price and availability of aviation fuel. Both the cost and availability of aviation fuel are subject to many economic and political factors and events occurring throughout the world and remain subject to the various unpredictable economic and market factors that affect the supply of all petroleum products. Fluctuations in the price of fuel have not had a significant impact on the Company's operations in recent years, because, in general, the Company's contracts with its customers limit the Company's exposure to increases in fuel prices. However, a substantial increase in the price or the unavailability of aviation fuel could have a material adverse effect on the air transportation industry in general and on the financial condition and results of operations of the Company, in particular.

Legal and Administrative Proceedings

         The Company and WorldCorp (the "World Defendants") are defendants in litigation brought by the Committee of Unsecured Creditors of Washington Bancorporation (the "Committee") in August 1992, captioned Washington Bancorporation v. Boster, et. al., Adv. Proc. 92-0133 (Bankr. D.D.C.) (the "Boster Litigation"). The complaint asserts that the World Defendants received preferential transfers or fraudulent conveyances from Washington Bancorporation when the World Defendants received payment at maturity on May 4, 1990 of Washington Bancorporation commercial paper purchased on May 3, 1990. Washington Bancorporation filed for relief under the Federal Bankruptcy Code on August 1, 1990. The Committee seeks recovery of approximately $4.8 million from the Company and approximately $2.0 million from WorldCorp, which are alleged to be the amounts paid to each of the Company and WorldCorp by Washington Bancorporation. On the motion of the World Defendants, among others, the Boster Litigation was removed from the Bankruptcy Court to the District Court for the District of Columbia on May 10, 1993. The World Defendants filed a motion to dismiss the Boster Litigation as it pertains to them on June 9, 1993, and intend to vigorously contest liability. On September 20, 1995, the District Court for the District of Columbia granted the motion to dismiss filed by the World Defendants with respect to three of the four courts alleged in the litigation, but declined to grant a motion to dismiss the remaining claim regarding fraudulent transfers. The District Court's ruling is subject to appeal in certain cases. The World Defendants filed a summary motion with respect to the remaining claim on October 19, 1995, which remains pending. In any event, the Company believes it has substantial defenses to this action, although no assurance can be given of the eventual outcome of this litigation. Depending upon the timing of the resolution of this claim, if the Committee were successful in recovering the full amount claimed, the resolution could have a material adverse effect on the Company's financial condition and results of operations.

         In addition, the Company is party to routine litigation and administrative proceedings incidental to its business, none of which is believed by the Company to be likely to have a material adverse effect on the financial condition of the Company. In connection with the discontinuance of World Airways' scheduled service operations, World Airways may be subject to claims by third parties. Although no claims have yet been filed against World Airways, there can be no assurance that such claims will not be filed in the future.

Control by WorldCorp; Potential Conflicts of Interest

         As of October 14, 1996, WorldCorp owned approximately 59.4% of the Company's outstanding Common Stock. WorldCorp is a holding company that owns majority positions in two companies: US Order, Inc. ("US Order") and the Company. WorldCorp is highly leveraged and therefore requires substantial funds to cover debt service each year. As a holding company, all of WorldCorp's funds are generated through its subsidiaries, neither of which is expected to pay dividends in the foreseeable future. As a result of WorldCorp's cash requirements, it may be required to sell additional shares of the Company's common stock from time to time, and such sales, or the threat of such sales, could have a material adverse effect on the market price of the Common Stock. Except as limited by contractual arrangements with MHS, WorldCorp also is in a position to control the outcome of substantially all issues submitted to the Company's stockholders, including the election of all of the Company's Board of Directors, adoption of amendments to the Company's Certificate of Incorporation, and approval of mergers. Under Delaware law, WorldCorp may approve certain action by written consent without a meeting of the stockholders of the Company. In addition, the Company's Board of Directors has eight members, one of whom, T. Coleman Andrews, III, is President, Chief Executive Officer and a director of WorldCorp.

Proposed Restructuring of World Airways

         The managements of WorldCorp and World Airways are currently exploring ways to maximize value for the stockholders of each company, including actively exploring the feasibility of WorldCorp disposing of a substantial portion of its ownership position in World Airways. There can be no assurances, however, that any transaction will ultimately be consummated. In addition, World Airways has announced its intention to purchase up to one million shares of its publicly-traded Common Stock pursuant to open market transactions. As of October 14, 1996, World Airways has purchased 359,000 shares of its Common Stock pursuant to such purchases. There can be no assurances, however, that World Airways will purchase any additional shares.

                               USE OF PROCEEDS

         Proceeds from the sale of the Shares will be received directly by the Selling Stockholder and/or by the Pledge Holder. See "Selling Stockholder."

                             PLAN OF DISTRIBUTION

         Resales of the Shares may, from time to time, be made on the Nasdaq or in privately negotiated transactions or otherwise. The Shares covered by this Prospectus are being registered for the benefit of the Pledge Holder, thus enabling the Pledge Holder to sell publicly all or a portion of the Shares. The Pledge Holder may from time to time offer such Shares through underwriters, dealers or agents. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Pledge Holder in connection with such sales of common stock. The Pledge Holder and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act with respect to the common stock offered, and any profits realized or commissions received may be deemed underwriting compensation. The Shares have been listed on the Nasdaq.

                             SELLING STOCKHOLDER

         The Selling Stockholder is the World Airways, Inc. Employee Savings and Stock Ownership Plan. As of September 30, 1996, the Selling Stockholder owned 194,149 shares of the Company's Common Stock, which were not yet allocated to participants' accounts. The Selling Stockholder has advised the Company that it has no present intention to sell any of the Shares. Further, the Selling Stockholder cannot sell any of the Shares so long as they are pledged as collateral.

         The Shares are being registered pursuant to the terms of a Registration Rights Agreement, dated January 11, 1995, between Scott & Stringfellow, Inc. and WorldCorp, Inc., which agreement was assumed by the Company on September 30, 1996, pursuant to the Release and Substitution Letter dated the same date among the Company, Scott & Stringfellow, Inc. and WorldCorp, Inc. The Company has agreed to bear the expenses in connection with the shelf registration of the Shares and to indemnify the Pledge Holder against certain liabilities, including liabilities under applicable securities laws or contribute to payments the Pledge Holder may be required to make in respect thereof. The Company also has agreed to maintain the effectiveness of the Registration Statement so long as the Pledge Holder holds any of the Shares as collateral.

                                PLEDGE HOLDER

         The Selling Stockholder will receive any proceeds received by the Pledge Holder from the sale of the Shares offered hereby in excess of the loan amount. The Shares only become available for sale by the Pledge Holder (or a subsequent pledgee) pursuant to this registration statement upon an event of default under the Customer Agreement. The Company believes that if the Pledge Holder were to foreclose its security interest in the Shares, it would sell the Shares, from time to time, either through a standard underwriting agreement, or in transactions involving broker-dealers who might act as agent and/or acquire Shares as principal. From time to time, the Pledge Holder may engage in transactions with, or perform services for, the Company or the Selling Stockholder or their affiliates in the ordinary course of business.

                                LEGAL MATTERS

         The validity of the Common Stock offered hereby will be passed upon for the Company by Hunton & Williams, Richmond, Virginia.

                                   EXPERTS

         The balance sheets of the Company as of December 31, 1995 and 1994, and the related statements of operations, changes in common stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1995, and the related financial statement schedule, included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, incorporated by reference herein, have been incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of that firm as experts in accounting and auditing.

         No dealer, salesman or other person
has been authorized to give any information
or to make any representation not contained
in this Prospectus and, if given or made,               World Airways, Inc.
such information or representation must not
be relied on as having been authorized by
the Company, the Selling Stockholders or
any other person.  This Prospectus does not
constitute an offer to sell or a solicitation
of an offer to buy any of the securities
offered hereby in any jurisdiction to any
person to whom it is unlawful to make such                 194,149 Shares
offer in such jurisdiction.  Neither the
delivery of this Prospectus nor any sale                    Common Stock made
hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.


                   ____________



                 TABLE OF CONTENTS                   _________________________
                                         Page

Available Information. . . . . . . . . . . 2                 PROSPECTUS
Incorporation of Certain Documents
  By Reference . . . . . . . . . . . . . . 2         _________________________
Prospectus Summary . . . . . . . . . . . . 3
Risk Factors . . . . . . . . . . . . . . . 4
Use of Proceeds. . . . . . . . . . . . . . 8
Plan of Distribution . . . . . . . . . . . 9
Selling Stockholder. . . . . . . . . . . . 9
Pledge Holder. . . . . . . . . . . . . . . 9
Legal Matters. . . . . . . . . . . . . . . 9
Experts. . . . . . . . . . . . . . . . . .10






                                                             October __, 1996

                   ____________

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

         The estimated expenses* in connection with the Offerings are as follows:

  Securities and Exchange Commission registration fee . . . . . . . . .  $559
  Blue Sky fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,000
  Legal fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .15,000
  Accounting fees . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,000
  Printing, engraving and postage expenses. . . . . . . . . . . . . . . 3,000
  Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,441

  Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $28,000
___________________
*The Company will pay these expenses.


Item 15.  Indemnification of Officers and Directors

         Section 145 of the Delaware General Corporation Law ("DGCL") authorizes, inter alia, a corporation generally to indemnify any person ("indemnitee") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, in a similar position with another corporation or entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to actions or suits by or in the right of the corporation, however, an indemnitee who acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation is generally limited to attorneys' fees and other expenses, and no indemnification shall be made if such person is adjudged liable to the corporation unless and only to the extent that a court of competent jurisdiction determines that indemnification is appropriate. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) stockholders, (ii) board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or (iii) independent counsel if a quorum of disinterested directors so directs, that indemnification of the indemnitee is proper because he has met the applicable standard of conduct. Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

         Section 8.02 of the Company's Bylaws, a copy of which is filed as
Exhibit 4.1 to this Registration Statement, provides, in substance, that directors, officers, employees and agents shall be indemnified to the fullest extent permitted by Section 145 of the DGCL.

         Articles VIII and IX of the Company's Amended and Restated Certificate of Incorporation, a copy of which is filed as Exhibit 4.1 to this Registration Statement, limits the liability of directors of the Company to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by the DGCL. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The Amended and Restated Certificate of Incorporation also provides that if the DGCL is amended after the approval of the Amended and Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company will be eliminated or limited to the full extent permitted by the DGCL, as so amended.

         The Company has entered into indemnification agreements with certain of its directors providing for indemnification to the fullest extent permitted by the laws of the State of Delaware. These agreements provide for specific procedures to better assure the directors' rights to indemnification, including procedures for directors to submit claims, for determination of directors' entitlement to indemnification and for enforcement of directors' indemnification rights.

Item 16.  Exhibits

4.1 Articles VIII and IX of the Company's Amended and Restated Certificate of Incorporation, incorporated by reference to
         Exhibit 3.1 to the Company's Registration Statement on Form S-1, as amended, (Commission File No. 33-95488) filed on August 8, 1995, and Section 8.02 of the Company's Bylaws, incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, as amended, (Commission File No. 33-95488) filed on August 8, 1995.
5.1      Opinion of Hunton & Williams.
23.1     Consent of KPMG Peat Marwick LLP
23.2     Consent of Hunton & Williams (included in Exhibit 5.1).
24.1 Power of Attorney (included on the signature pages of the Registration Statement).

Item 17.  Undertakings

         (a)     The undersigned registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

                         (i)      To include any prospectus required by
Section 10(a)(3) of the Securities Act of 1933;

                         (ii)     To reflect in the prospectus any facts or
events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                         (iii)    To include any material information with
respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (d)     The undersigned registrant hereby undertakes that:

                 (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

                 (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Herndon, Commonwealth of Virginia on October 17, 1996.

                                          WORLD AIRWAYS, INC.
                        (Registrant)



                                          By:       /s/ Charles W. Pollard
                                                     Charles W. Pollard
                                                     President and Director

                              POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on September 25, 1996. Each of the directors and/or officers of World Airways, Inc. whose signature appears below hereby appoints Charles W. Pollard as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below and to file with the Securities and Exchange Commission, any and all amendments, including post-effective amendments to this registration statement, making such changes in the registration statement as appropriate, and generally to do all such things in their behalf in their capacities as officers and directors to enable World Airways, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.

         Signature                        Title


/s/ T. Coleman Andrews, III          Chief Executive Officer,
  T. Coleman Andrews, III             Chairman of the Board and Director
                                      (Principal Executive Officer)

/s/ Charles W. Pollard               President and Director Charles W. Pollard


/s/ Michael E. Savage                Vice President and Chief Financial
 Michael E. Savage                    Officer
                                     (Principal Financial and Accounting
                                      Officer)


/s/ Ahmad M. Khatib                   Executive Vice President
 Ahmad M. Khatib                       Operations and Director



/s/ A. Scott Andrews                   Director
A. Scott Andrews


                                       Director
Wan Malek Ibrahim


/s/ Russell L. Ray, Jr.                Director
Russell L. Ray, Jr.


/s/ Peter M. Sontag                    Director
Peter M. Sontag


                                       Director
Lim Kheng Yew

                                EXHIBIT INDEX


Exhibit No.           Description

4.1 Articles VIII and IX of the Company's Amended and Restated Certificate of Incorporation, incorporated by reference to
                Exhibit 3.1 to the Company's Registration Statement on
                Form S-1, as amended, (Commission File No. 33-95488) filed on August 8, 1995, and Section 8.02 of the Company's Bylaws, incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, as amended, (Commission File No. 33-95488) filed on August 8, 1995.

5.1             Opinion of Hunton & Williams.

23.1            Consent of KPMG Peat Marwick LLP

23.2            Consent of Hunton & Williams (included in Exhibit 5.1)

24.1 Power of Attorney (included on the signature pages of the Registration Statement)